Exhibit 10.01

April 23, 1999

Mr. Herbert Janisch
73 Carter Drive
Framingham, Massachusetts  01701

Dear Herbert:

I am pleased to offer you the position of Chief Operating Officer for Vivid Technologies, Inc. The position is of course on of great importance to the Company and we will be counting heavily on you to carry out all aspects of it in a competent and aggressive manner.


1. Salary:$150,000 per year ($5,769.23 per biweekly pay period; 26 pay periods per year. Your salary and performance will be reviewed annually.

2. Bonus: You will receive a guaranteed bonus of $20,000 for the remainder of Fiscal 99 ending September 30, 1999. For Fiscal 2000, beginning October 1, 1999 your bonus potential will be 100% of your base salary based on sales and profitability goals of the Company for the fiscal year to be determined. Total target compensation package to be approximately $250,000. The final bonus awarded will be at the sole discretion of the Compensation Committee of Vivid's Board of Directors.

3.   Car Allowance:   You will receive a $600/Month car
  allowance

4. Stock: We will recommend to the Board of Directors that you be granted an option to purchase 50,000 shares of currently authorized Company stock. This option, which we believe will represent a valuable equity position in Vivid Technologies, Inc., will vest at a rate of 20% per year, beginning at the end of the first year of your employment. A sample stock option agreement is attached.

5. Life Insurance: Divided Ownership Plan equal to 2X base salary paid for in full by the Company.

6.   Medical Insurance offered for you and your dependents.
  Options include a choice between Harvard Community Health Plan
  (HMO) and Tufts Benefits Administrators. Employees contribute 25% of the costs of the plan they choose, while Vivid contributes 75%. There is no waiting period for participation in either plan. The Company also offers a Dental Insurance plan for single and family plans.

7. Long-term disability insurance in the amount of 60% of your base salary, with the payments beginning 3 months after the start of the disability.

8. Three weeks of paid vacation, one week mandatory shut down surrounding the Christmas, Hanukkah and New Year holiday and nine paid holidays per year.

9.   The right to participate in the Company's 401(k) plan.

With regard to termination, we will pay base salary and certain benefits including medical and dental insurance until you become re-employed, but not to exceed six months from termination if such a termination occurs within the first 12 months of employment. With regard to takeover, the Company is currently evaluating a Plan for Executives in the case of an unfriendly takeover. The Company has certain measures in place, including a Shareholder Rights Plan (Poison Pill) and will include protection of key personnel. This will be raised at the next Board of Directors meeting in June. If the Board does not approve management's proposal, you will be given an additional six months of base salary and benefits in the event of a termination resulting from a change of control of the Company within the next 12 months.

We look forward to you joining Vivid no later than June 1, 1999.

Sincerely,

/s/ S. David Ellenbogen

S. David Ellenbogen
Chief Executive Officer



Accepted: /s/ Herbert Janisch